07007905

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48782

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **May 1, 2006** AND ENDING **April 30, 2007**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **McDuffie-Morris Financial Group, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4630 Harbour Village Blvd – Unit 1502
(No. and Street)

Ponce Inlet, Florida 32127
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clifton Morris, Jr., CLU, ChFC Office number 1-888-484-1095
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
AUG 0 2 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Korwek & Company, PA
(Name – *if individual, state last, first, middle name*)

1113 Odenton Road Odenton, Maryland 21113-1606
(Address) (City) (State) (Zip Code)

SEC MAIL RECEIVED PROCESSING
JUN 2 1 2007
WASH. D.C. 180 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

8/1

OATH OR AFFIRMATION

I, CLIFTON MORRIS JR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McDUFFIE MORRIS FINANCIAL GROUP, INC, as of APRIL 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

JENNIFER FEINAUER
Notary Public - State of Florida
My Commission Expires Dec 12, 2009
Commission # DD 498970
Bonded By National Notary Assn.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McDUFFIE-MORRIS
FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

AND

AUDITORS' REPORT

APRIL 30, 2007 AND 2006

CONTENTS

KORWEK & COMPANY, P.A.
Certified Public Accountants

1113 Odenton Road
Odenton, MD 21113-1606

TEL: (410) 674-7445
FAX: (410) 674-3771

INDEPENDENT AUDITORS' REPORT

Board of Directors
McDuffie-Morris Financial Group, Inc.

We have audited the accompanying statements of financial condition of McDuffie-Morris Financial Group, Inc. as of April 30, 2007 and 2006 and the related statements of operations, stockholder equity and other comprehensive income, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McDuffie-Morris Financial Group, Inc. as of April 30, 2007 and 2006 and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KORWEK & COMPANY, PA

June 21, 2007

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
APRIL 30, 2007 AND 2006

ASSETS

	2007	2006
CURRENT ASSETS		
Cash and cash equivalents	$ 12,095	$ 7,968
Commissions receivable	8,853	4,406
Prepaid insurance and expenses	-	-
Total current assets	20,948	12,374
PROPERTY AND EQUIPMENT, net		
Furniture and fixtures	9,442	8,000
Leasehold improvements	8,266	-
Less accumulated depreciation	(17,708)	(8,000)
Net property and equipment	-	-
OTHER ASSETS	-	-
	$ 20,948	$ 12,374

LIABILITIES AND STOCKHOLDER EQUITY

	2007	2006
CURRENT LIABILITIES		
Accounts payable and other accrued liabilities	$ 661	$ 3,102
Payroll tax liabilities	2,750	56
Total current liabilities	3,411	3,158
LONG-TERM OBLIGATIONS - net of current maturities	-	-
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDER EQUITY		
Capital stock, $10 stated value, authorized 1,000 shares; issued and outstanding, 700 shares	7,000	7,000
Additional paid-in capital	1,995	1,995
Retained earnings	8,542	221
	17,537	9,216
	$ 20,948	$ 12,374

The accompanying notes are an intergral part of these financial statements.

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED APRIL 30, 2007 AND 2006

	2007	2006
REVENUE		
Revenue from sale of investment company shares	$ 153,421	$ 120,079
Market gain (loss) on firm securities investment accounts	-	-
Other revenue	-	81
Total revenue	153,421	120,160
EXPENSES		
Salaries and other employment costs voting stockholder officer	66,025	43,169
Other compensation and benefits	51,976	45,464
Interest expense	494	221
Regulatory fees and expenses	788	2,238
Other expenses	25,817	28,970
Total expenses	145,100	120,062
Net income before income taxes	8,321	98
Provision for income taxes		
Federal	-	-
State	-	-
	-	-
NET INCOME	$ 8,321	$ 98

The accompanying notes are an intergral part of these financial statements.

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
STATEMENTS OF STOCKHOLDER EQUITY
AND OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED APRIL 30, 2007 AND 2006

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
Balance at May 1, 2005	$ 7,000	$ 1,995	$ 123	$ 9,118
Net income from operations	-	-	98	98
Return of Capital			-	-
Other Comprehensive Income	-	-	-	-
Balance at April 30, 2006	7,000	1,995	221	9,216
Net income from operations	-	-	8,321	8,321
Return of Capital			-	-
Other Comprehensive Income	-	-	-	-
Balance at April 30, 2007	$ 7,000	$ 1,995	$ 8,542	$ 17,537

The accompanying notes are an intergral part of these financial statements.

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2007 AND 2006

	2007	2006
CASH FROM OPERATING ACTIVITIES		
Net income	$ 8,321	$ 98
Adjustments to reconcile net income to net cash		
Depreciation and amortization	9,708	1,600
Changes in assets and liabilities:		
(Increase) decrease:		
Commissions receivable	(4,447)	11,130
Prepaid insurance and expenses	-	-
Increase (decrease):		
Accounts payable and other accrued liabilities	(2,441)	(6,386)
Payroll tax liabilities	2,694	(1,047)
Cash provided (used) by operating activities	13,835	5,395
CASH (PROVIDED) USED BY INVESTING ACTIVITIES		
Acquisition of property and equipment	9,708	-
Purchase (sale) of investments	-	-
Cash (provided) used for investing activities	9,708	-
CASH FROM FINANCING ACTIVITIES		
Return of Capital	-	-
Cash used for financing activities	-	-
INCREASE (DECREASE) IN CASH	4,127	5,395
CASH, BEGINNING OF YEAR	7,968	2,573
CASH, END OF YEAR	$ 12,095	$ 7,968
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Income taxes	$ -	$ -
Interest	$ 494	$ 221

The accompanying notes are an intergral part of these financial statements.

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED APRIL 30, 2007 AND 2006

	2007	2006
Liabilities subordinated to general creditors at beginning of period	$ -	$ -
Changes	-	-
Liabilities subordinated to general creditors at end of period	$ -	$ -

The accompanying notes are an intergral part of these financila statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a broker-dealer concentrating in mutual funds, deferred investments, and related insurance products. The Company was incorporated in the state of Maryland and started operations in October 1995 It subsequently moved its charter to the state of Florida in December 2003. The Company maintains a branch office in Maryland, with the main office in Florida. The Company is registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD)

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, contingent assets and liabilities, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Cash and Cash Equivalents – The Company considers investments in money market accounts and certificates of deposit with maturities of three months or less to be cash equivalents.

2. Marketable Securities – Marketable securities are investments, which are considered available for sale and thus valued at fair market value.

3. Depreciation and Amortization – Depreciation is computed using either an accelerated method or straight line of depreciation, whichever is consistent with the method utilized to prepare the Company's tax return over the estimated useful lives of the applicable assets. For the years ended April 30, 2007 and 2006, management has recorded depreciation under provisions of the tax code, which permit accelerated allowances in the acquisition year of the assets, which is not permitted under GAAP. If the generally accepted accounting principles had been followed, depreciation expense for the years ended April 30, 2007 and 2006 would be decreased by $8.322 and $-0-, respectively. Expenditures for items considered to be maintenance and repair are charged to expense as incurred.

4. Revenue Recognition – Commissions and fees earned on initial investment contracts are recognized as the contracts are accepted and executed by the investment companies. Subsequent commissions and fees are recognized when notified by the investment companies. Earned commissions may subsequently be forfeited should a client decide to cancel their investment in an annuity or life insurance product within the initial one year period. Such charge backs are recognized when incurred. Other commissions subsequently deemed uncollectible are written off using the direct write-off method.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

5. Earnings per share – Earnings per share are calculated using the weighted average of shares of capital stock outstanding during each year. The earnings per share amounted to $12.20 and $0.32 for the years ending April 30, 2007 and 2006, respectively.

6. Comprehensive Income – There is no difference between income and loss from operations and other comprehensive income or loss.

7. Advertising costs – Advertising costs are expensed as incurred. Advertising expense for the years ended April 30, 2007 and 2006 was $-0- and $2,275, respectively.

8. Income taxes – The Company accounts for income taxes in accordance with FASB Statement 109 "Accounting for Income Taxes" which requires an asset and liability approach to financial accounting and reporting for income taxes. The Company files its income taxes on the accrual basis for federal and state income tax purposes. As such there are no timing differences between the financial statements and the tax returns filed. Accordingly, no provision for deferred income taxes has been included in these financial statements.

9. Change in accounting period – Effective with the year ending April 30, 2007 the Company has gained approval from the NASD and the Internal Revenue Service to change its annual accounting period to a fiscal year ending on April 30. With the exception of this change to a fiscal year accounting period, all other items of financial reporting remain the same. The Company has filed a short period tax return for the four months ending April 30, 2007. The Company's financial statements have been restated to reflect this new annual fiscal year reporting cycle.

10. Fair value of financial instruments – SFAS No 107 "Disclosures about Fair Value of Financial Instruments" requires the Company to report the fair value of financial instruments, as defined. The Company's assets and liabilities are largely carried at fair value or contracted amounts which approximate fair value. Assets consist of cash and receivables. Liabilities consist of accounts payable and accrued expenses.

NOTE B - COMMISSIONS RECEIVABLE

Management believes that the Company's commissions receivable are collectible at April 30, 2007 and 2006 and accordingly, no allowance for doubtful receivables is required.

NOTE C - MARKETABLE SECURITIES

As of April 30, 2007 and 2006, the Company has no marketable securities.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consist of furniture and fixtures. Depreciation and amortization expense for the year ended April 30, 2007 and 2006 amounted to $9,708 and $1,600, respectively. Expenditures for maintenance and repairs amounted to $4,486 and $1,964 for the years ended April 30, 2007 and 2006, respectively.

NOTE E - SUBORDINATED LIABILITIES

The Company had no subordinated liabilities during the year ended April 30, 2007.

NOTE F - INCOME TAXES

The Company's had no provision for income taxes for the year ended April 30, 2007 and 2006 due to the utilization of a net operating loss The Company still has available a net operating loss of $397 arising from operations in the year 2005. Generally, net operating losses can be carried back to the two years preceding the loss year and then forward for the next twenty years following the loss year. Unless otherwise utilized to offset gains, the net operating losses will start to expire in the year 2021.

NOTE G - EXEMPTION FROM RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under sub-paragraph (k) because the Company's transactions are limited to the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account and the Company promptly transmits all funds. Accordingly, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

NOTE H - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. The rule of the "applicable" exchange provides that equity capital may not be withdrawn for dividends if the resulting net capital ratio would exceed 10 to 1. At April 30, 2007 and 2006 the Company had net capital of $17,537 and $9,216, respectively, which was $12,537 and $4,216 in excess of its required net capital of $5,000.

NOTE I - MANAGEMENT FEE AND OTHER TRANSACTIONS WITH AFFILIATES

The officer and sole shareholder of the Company is also a principal in other entities, exercising common control, which could effect the operating results or financial position of the Company significantly different from those that would have been obtained if the Company was autonomous.. Even though these related parties do not charge management fees to each other, they do share certain common resources, equipment and personnel with no fees being charged. The Company pays no rent for its office locations, nor does it have any formal lease agreements in place.

SUPPLEMENTAL INFORMATION

McDUFFIE-MORRIS FINANCIAL GROUP, INC.

ADJUSTMENT OF STOCKHOLDER EQUITY

APRIL 30, 2007

	2007	2006
Stockholder equity from statement of financial condition	$ 17,537	$ 9,216
Excess of market value over cost on short-term marketable securities	-	-
Adusted stockholder equity	$ 17,537	$ 9,216

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE
WITH RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
APRIL 30, 2007 AND 2007

	2007	2006
NET CAPITAL		
Adjusted stockholder equity	$ 17,537	$ 9,216
Additions to net capital	-	-
Deduct stockholder equity not qualified for net capital	-	-
Total ownership equity qualified for net capital	17,537	9,216
Add liabilities subordinated to claims of general creditors allowable in computation of net capital	-	-
Other (deduction) or allowable creditors (lists)	-	-
Total capital and allowable subordinated liabilities	17,537	9,216
Deductions and/or charges		
Non-allowable assets		
Petty cash	-	-
Commissions and accounts receivable	-	-
Prepaid insurance and expenses	-	-
Prepaid taxes	-	-
Property and equipment, less 50% of secured liability	-	-
Other assets	-	-
Secured demand note deficiency	-	-
Commodity futures and spot commodities	-	-
Proprietary capital charges	-	-
Net capital before haircut on securities positions	17,537	9,216
Haircuts on securities		
Contractural securities commitments	-	-
Subordinated securities borrowings	-	-
Trading and investment securities	-	-
Stocks	-	-
Exempted securities	-	-
Debt securities	-	-
Options	-	-
Other securities	-	-
Undue concentrations	-	-
Other	-	-
Net Capital	$ 17,537	$ 9,216
NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital in excess of requirements	12,537	4,216
	$ 17,537	$ 9,216
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$ 3,411	$ 3,158
Less adjustments		
Secured notes payable	-	-
Deferred taxes	-	-
Net Aggregate Indebtedness	$ 3,411	$ 3,158
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	19.45%	34.27%

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
RECONCILIATION OF FORM X-17A-5, SCHEDULE II
ANNUAL CONSOLIDATION AND DIVERSIFICATION SCHEDULE
TO AUDITED FINANCIAL STATEMENTS
APRIL 30, 2007

	Per Unaudited Form X-17 A-5	Audited Statement of Operations	Differences
REVENUE			
Commissions on transactions in exchange listed equity securities executed on an exchange	$ -	$ -	$ -
Commissions on listed options transactions	-	-	-
All other securities commissions	-	-	-
Gains or losses on firm securities investment accounts	-	-	-
Revenue from the sale of investment company shares	153,325	153,421	(96)
Fees for supervision, investment, advisory and administrative services	-	-	-
Other revenue	95	-	95
Total revenue	153,420	153,421	(1)
EXPENSES			
Salaries and other employment costs (including management fees) voting shareholder officers	79,161	66,025	13,136
Other compensation and benefits	34,061	51,976	(17,915)
Interest expense	507	494	13
Regulatory fees and expenses	788	788	-
Other expenses (including state income tax)	30,582	25,817	4,765
Total expenses	145,099	145,100	(1)
NET INCOME	$ 8,321	$ 8,321	$ -

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
RECONCILIATION OF FORM X-17A-5, SCHEDULE II
ANNUAL CONSOLIDATION AND DIVERSIFICATION SCHEDULE
TO AUDITED FINANCIAL STATEMENTS
APRIL 30, 2006

	Per Unaudited Form X-17 A-5	Audited Statement of Operations	Differences
REVENUE			
Commissions on transactions in exchange listed equity securities executed on an exchange	$ -	$ -	$ -
Commissions on listed options transactions	-	-	-
All other securities commissions	-	-	-
Gains or losses on firm securities investment accounts	-	-	-
Revenue from the sale of investment company shares	120,091	120,079	12
Fees for supervision, investment, advisory and administrative services	-	-	-
Other revenue	67	81	(14)
Total revenue	120,158	120,160	(2)
EXPENSES			
Salaries and other employment costs (including management fees) voting shareholder officers	44,010	43,169	841
Other compensation and benefits	36,811	45,464	(8,653)
Interest expense	222	221	1
Regulatory fees and expenses	6,766	2,238	4,528
Other expenses (including state income tax)	32,251	28,970	3,281
Total expenses	120,060	120,062	(2)
NET INCOME	$ 98	$ 98	$ -

McDUFFIE-MORRIS FINANCIAL GROUP, INC.
RECONCILIATION OF FORM X-17A-5 SCHEDULE II-A
COMPUTATION OF NET CAPITAL SCHEDULE TO AUDITED
FINANCIAL STATEMENTS
APRIL 30, 2007

Net capital per unaudited Form X-17A-5 Schedule IIA		$ 17,537
Increases		
Decrease income taxes payable		
Decrease prepaid tax deposits	-	
		-
Decreases		
Increase Federal income tax provision currently payable	-	
Increase State income tax provision currently payable	-	
Decrease in deferred income taxes payable	-	
		-
Net capital per supplemental schedule in audited financial statement (page 15) computed in accordance with rule 15c3-1 of the Securities and Exchange Commission		$ 17,537

KORWEK & COMPANY, P.A.
Certified Public Accountants

1113 Odenton Road
Odenton, MD 21113-1606

TEL: (410) 674-7445
FAX: (410) 674-3771

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
McDuffie-Morris Financial Group, Inc.

We have examined the financial statements of McDuffie-Morris Financial Group, Inc. for the year ended April 30, 2007 and 2006, and have issued our report thereon dated June 21, 2007. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by rule 17a5(g) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by McDuffie-Morris Financial Group, Inc. that we considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of an internal accounting control system are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal accounting control procedures, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of McDuffie-Morris Financial Group, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, the State of Florida, the State of Maryland and other states' securities regulators and should not be used for any other purpose.

KORWEK & COMPANY, PA

June 21, 2007

END